UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Mod Tech Labs Inc.

Legal status of issuer

>   *Form*
>   Corporation
>
>   *Jurisdiction of Incorporation/Organization*
>   Delaware
>
>   *Date of organization*
>   January 22, 2020

Physical address of issuer
1 Seneca St., FL24, Buffalo, TX 14203

Website of issuer
https://modtechlabs.com/

Name of co-issuer
Mod Tech Labs I, a series of Wefunder SPV, LLC

Legal status of co-issuer

>   *Form*

Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 16, 2021

Physical address of co-issuer
4104 24th St. PMB 8113, San Francisco, CA 94114

Website of co-issuer
www.modtechlabs.com

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$23,778.59	$42,676.62
Cash & Cash Equivalents	$6,289.42	$9,209.56
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$64,306.84	$61,730.81
Cost of Goods Sold	$42,053.77	$154.21
Taxes Paid	$930.00	$0.00
Net Income	-$71,633.96	-$235,258.92

June 12, 2023

FORM C-AR

Mod Tech Labs Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Mod Tech Labs Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://modtechlabs.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 12, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Mod Tech Labs Inc. (the "Company") is a Delaware Corporation, formed on January 22, 2020.

The Company is located at 1 Seneca St., FL24, Buffalo, TX 14203.

The Company's website is https://modtechlabs.com/.

The information available on or through our website is not a part of this Form C-AR.

Mod Tech Labs I (the "Co-Issuer") is a series of Wefunder SPV, LLC, a Delaware Limited Liability Company, formed on July 16, 2021.

The Co-Issuer is located at 4104 24th St. PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is https://wefunder.com/.

The information available on or through our website is not a part of this Form C-AR. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C-AR.

The Business

We provide software for entertainment and media companies. We charge a subscription fee for services which our clients pay annually. We will charge a recurring fee of $500 per month for access to the basic platform which templates processing 32 GB of total uploaded data and unlimited processes per asset. An advanced subscription of 50 GB $750 per month with access to customized processing, automated secondary maps or Premium subscriptions at 75GB $1000 with access to the API, Machine Learning powered pipeline, and remeshing. Then for burst costs clients pay $15 GB upload data. There are opportunities for licensing, white labeling, and other subscription fees as our model matures. The other channel that we are planning to deploy plugins to leverage partnerships in the 3D hardware and software ecosystem including NVIDIA, Intel, IBM, IO Industries, Autodesk, Adobe, Maxon, and SideFX with opportunities for other creatives to subscribe to MOD for use in their existing workflows.

RISK FACTORS

Risks Related to the Company's Business and Industry

The upfront setup and time training of data sets for machine learning takes time and literation.

The entertainment space was on pause during COVID, and while it is on track to reopen production globally, the industry is taking extra precautions to ensure safety.

Our approach to becoming an ecosystem partner rather than.
Competing with each creative software or cloud provider may mean that we have a strong competitor for parts of our pipeline that we have yet to partner with.

Our assumption that hosting a private cloud to maintain power over our testing systems and mitigate costs may be prove To be less Favorable options for large companies that have existing Public cloud integrations or private infrastructure.

The mobile app may be attractive to consumers.
Though it has been created as a professional tool, the goal is for it to become an enterprise add-on.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we required to successfully grow our business.

The holders of a majority interest of voting rights in the company could limit the investors rights in a material way. For example, those interested holders could vote to change the terms of the agreements governing the company's operations or cause the company to engage in additional offerings, (including potentially a public offering.)
These changes could result in further limitations on voting rights. The investor will have as an owner Of equity in the company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable in cases where the rights of holders have converted debt saves or other outstanding options or warranties are exercised. If new awards are granted under our equity compensation plans and investors interest in the company may be deleted. This means the pro rata portion of the company represented by the Investor Securities will decrease, which would also diminish the investors. reading or economic rights in addition as discussed above if the majority in interest of holders of securities with voting rights cause the company to issue additional equity and investors interest will be typically diluted.

Based on the risk that the investors rights could be limited, diluted or otherwise qualified, the investor could lose all or part of his investment in the securities in this offering and may never see positive returns.
all or part of his investment in securities in this offering and may never see positive returns.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us.

Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We provide software for entertainment and media companies. We charge a subscription fee for services which our clients pay annually. We will charge a recurring fee of $500 per month for access to the basic platform which templates processing 32 GB of total uploaded data and unlimited processes per asset. An advanced subscription of 50 GB $750 per month with access to customized processing, automated secondary maps or Premium subscriptions at 75GB $1000 with access to the API, Machine Learning powered pipeline, and remeshing. Then for burst costs clients pay $15 GB upload data. There are opportunities for licensing, white labeling, and other subscription fees as our model matures. The other channel that we are planning to deploy plugins to leverage partnerships in the 3D hardware and software ecosystem including NVIDIA, Intel, IBM, IO Industries, Autodesk, Adobe, Maxon, and SideFX with opportunities for other creatives to subscribe to MOD for use in their existing workflows.

Business Plan - The Company

The Company is committed to bringing the best user experience to its customers through its innovative hardware, software and services. The Company's business strategy leverages its unique ability to design and develop its own source code, application software and services to provide its customers products and solutions with innovative design, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its platform for the integration of third-party design software and platforms. We allow customers to discover and download applications through a variety of devices, including web, Apple, and Android.

Business Plan - The Co-Issuer

Mod Tech Labs I (the "Co-Issuer") was formed by or on behalf of the Company on July 16, 2021 in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's securities;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;

- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the Co-Issuer's organizational documents and/or agreements with the Company, the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
3d Digital Media	All-in-one digital AI platform for content marketing.	$397 billion dollar market

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers. We currently offer software enabled service of our products and are hoping to expand our offerings to Software as a Service by the end of next quarter.

We offer our products via our online website, through direct sales, and soon through the following software integrations: Unreal, Maya, other 3D design softwares .

Competition

The Company's primary competitors are Simplygon, InstaLOD.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

The Company's customers are midsized to enterprise entertainment and media customers that are making or leveraging film, television, and game content.

Intellectual Property

The Company is dependent on the following intellectual property:

Mod Tech Labs has operated in compliance with trade secret practices. After consulting with patent attorneys we have come to the conclusion that we have about 20 tent-pole patents and about 100 defensible claims. The machine learning algorithms that we have created are a highly defensible part of our overall solution increasing speed, image quality, and reducing the complexity of capture.

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 1 Seneca St., FL24, Buffalo, TX 14203

The Company conducts business in United States.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alexandria Porter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer and Co-Founder Jan 22, 2020 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

A serial entrepreneur pursuing ways to use technology for the betterment of the world. Cultivating strong relationships and pushing the boundaries of visual technologies to create digital realities. Founder & CEO Mod Tech Labs Inc Jan 2020 - Present · 3 yrs 3 mos Austin, TX Founder & CEO Underminer Studios Jan 2016 - Dec 2020 · 5 yrs Austin, Texas Area

Education

Texas State University Bachelor of Science, Interior Design, Construction Technology 2007 - 20102007 - 2010 Activities and societies: American Society of Interior Designers (ASID) International Interior Design Association (IIDA)

Name

Timothy Porter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer and Co-Founder Jan 22, 2020 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder & CTO Mod Tech Labs Inc Jan 2020 - Present · 3 yrs 3 mos Austin, TX CTO & Co-Founder Underminer Studios Jan 2016 - Dec 2020 · 5 yrs Austin, Texas Area

Education

Full Sail University Bachelor's Degree, Computer Animation 2005 - 2007

Name

Josef Merrill

All positions and offices held with the Company and date such position(s) was held with start and ending dates

General Partner and Director 2021- present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

General Partner Sputnik ATX Aug 2014 - Present Consultant Teza Technologies Jan 2021 - Present Trustee University of the Potomac Mar 2016 - Present

Education

University of California, Davis BA, East Asian Studies 1992 - 1995 Activities and societies: Omicron Delta Epsilon Editor, Student Handbook The University of Chicago Booth School of Business MBA, Finance, Strategy, Economics 2002 - 2004 Activities and societies: Emerging Markets Group, Corporate Management & Strategy Group

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alexandria Porter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer and Co-Founder Jan 22, 2020 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

A serial entrepreneur pursuing ways to use technology for the betterment of the world. Cultivating strong relationships and pushing the boundaries of visual technologies to create digital realities. Founder & CEO Mod Tech Labs Inc Jan 2020 - Present · 3 yrs 3 mos Austin, TX Founder & CEO Underminer Studios Jan 2016 - Dec 2020 · 5 yrs Austin, Texas Area

Education

Texas State University Bachelor of Science, Interior Design, Construction Technology 2007 - 20102007 - 2010 Activities and societies: American Society of Interior Designers (ASID) International Interior Design Association (IIDA)

Name

Timothy Porter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer and Co-Founder Jan 22, 2020 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder & CTO Mod Tech Labs Inc Jan 2020 - Present · 3 yrs 3 mos Austin, TX CTO & Co-Founder Underminer Studios Jan 2016 - Dec 2020 · 5 yrs Austin, Texas Area

Education

Full Sail University Bachelor's Degree, Computer Animation 2005 - 2007

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 5 employees in New York.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Allison Beckman	Equity/IIAP	January 19, 2023	
Colleen Tulowitzki	Equity/IIAP	February 27, 2023	
Jibreel Ford	IIAP	March 8, 2023	

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Series Seed B Preferred Stock
Amount outstanding	60,790
Voting Rights	Yes
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These are the securities issued pursuant to Regulation CF.

Type of security	Common Stock
Amount outstanding	12,336,370
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock.

Type of security	Warrants
Amount outstanding	376,993
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to Regulation CF will be subject to dilution if/when the Warrants are exercised.

Type of security	Series 1 Preferred Stock
Amount outstanding	185,185
Voting Rights	Yes
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Series 1 Preferred Stock.

Type of security	Series Seed 2 Preferred Stock
Amount outstanding	263,504
Voting Rights	Yes
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Series 2 Preferred Stock.

Type of security	Series Seed 3 Preferred Stock
Amount outstanding	1,097,866
Voting Rights	Yes
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Series 3 Preferred Stock.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$570,000.00
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to Regulation CF will be subject to dilution if/when the SAFE's convert into equity securities.

Other than as described above, there are no material differences between the securities issued pursuant to Regulation CF and other securities of the Company

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	185,185	$100,000.00	General Operations	January 25, 2020	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	263,504	$200,000.00	General Operations	April 20, 2020	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	1,097,866	$250,000.00	General Operations	May 28, 2020	Rule 506(b)
Preferred Stock		$199,999.00	General Operations	September 24, 2020	Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$20,000.00	General Operations	June 1, 2022	Rule 506(b)
Warrants	376,993	$1,000,000.00	General Operations	October 21, 2022	Section 4(a)(2)
Preferred Stock	60,790	$68,474.00	General Operations	July 30, 2021	Regulation CF

Ownership of the Company

A few people own a majority of the company. These people are Timothy Porter and Alexandria Porter.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Timothy Porter	37.8%
Alexandria Porter	38.6%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities: 60,790 Preferred Stock

The Co-Issuer has the following debt outstanding: $0.00

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

The Co-Issuer is owned 100% by Regulation CF investors.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
$61,577.00	-$234,076.00	$0.00

Operations

Our company was organized in January 2020 and has limited operations upon which prospective investors may base an evaluation of its performance. For the period ended December 31, 2020, the company had revenues of $34,275. Our gross margin was 67.555. As of December 31, 2020, the Company had total assets of 165, 463 including $58,483 in cash. The company has had net losses of $403,121 for 2020. The company's liabilities totaled $368,584 for 2020.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following Milestone plan for FY2023: Q1 milestones: Upgrade Processing Systems- In progress Expand to Buffalo Datacenter- lease signed POC with 2 Partners- Intel, QT, NVIDIA Pilot with 2 Customers- VU, disguise Hire: QA, Sales, Python Dev, Graphic Design Backend Web Dev Launch New Website Backend Office Update Q2 milestones: Hire: Sales 2, Technical Artist, Office Manager Live Integrations with 1 partner Productions with 3 clients Launch: Product for VP Stages, Capture App Q3 milestones: Hire: Sales 3, Sales 4, Marketing Manager, Stage Manager, DevOps Integrations: 2 new partner Hardware Reseller Partners Launch: Turn Key on premise solutions Productions: 10 clients Q4 milestones: Hire: Customer Service,

Machine Learning Expert, ML Ops, Rev Ops Integrations: 2 new partners Launch: Client ML Solution Productions: 8 EOY milestones: ARR: $3M Jobs Created: 16 Integrations: 5 Productions:21

Liquidity and Capital Resources

On July 30, 2021, the Company conducted an offering pursuant to Regulation CF and raised $68,474.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
43NORTH - $1M Grant, dispersed in tranches across each quarter in 2023.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Alexandria Porter
(Signature)

Alexandria Porter
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Alexandria Porter
(Signature)

Alexandria Porter
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Alexandria Porter
(Signature)

Alexandria Porter
(Name)

Chief Executive Officer and Co-founder
(Title)

6/12/23
(Date)

/s/Alexandria Porter
(Signature)

Alexandria Porter
(Name)

CEO
(Title)

6/12/23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company

EXHIBIT A

Financial Statements of Company

Mod Tech Labs

Balance Sheet

For the period ending December 31, 2022

		As Of:	December 31, 2022		December 31, 2021

Assets

Current Assets:

Cash and Cash Equivalents

Novo - Checking - 5815		$	107.88	$	-
Silicon Valley Bank - Checking - 1763		$	6,181.54	$	6,477.35
PayPal		$	-	$	-
Stripe - Merchant Processor - Mod Tech Labs Inc.		$	-	$	-
Total Cash and Cash Equivalents		$	6,289.42	$	6,477.35

Other Current Assets:

Loans to Shareholder - Alex Porter		$	4,000.00	$	-
Prepaid Expenses		$	-	$	781.56
Investment Receivable		$	-	$	8,428.00
Money in transit		$	-	$	-
Total Other Current Assets		$	4,000.00	$	9,209.56

Fixed Assets:

Computer and Office Equipment		$	44,544.17	$	44,544.17
Accumulated Depreciation-Computer and Office Equipment		$	(31,055.00)	$	(22,064.00)
Total Fixed Assets		$	13,489.17	$	22,480.17

Other Assets:

Deposits and Retainers		$	-	$	4,509.54
Total Other Assets		$	-	$	4,509.54
Total Assets		$	**23,778.59**	$	**42,676.62**

Liabilities

Accounts Payable		$	-	$	906.75
Accrued Expenses		$	50,433.38	$	6,835.38
Accrued Payroll		$	46,492.53	$	46,492.53
Loans from Shareholder - Alex Porter		$	1,980.12	$	-
Brex - Credit Card		$	-	$	318.16
Simple Agreeements for Future Equity		$	570,000.00	$	570,000.00
Total Liabilities		$	**668,906.03**	$	**624,552.82**

Equity

Share Capital		$	67,973.12	$	59,590.40
Current Year Earnings		$	(71,633.96)	$	-
Retained Earnings		$	(641,466.60)	$	(641,466.60)
Total Equity		$	**(645,127.44)**	$	**(581,876.20)**

Total Liabilities and Equity		$	**23,778.59**	$	**42,676.62**

See accompanying Notes.

Prepared by Daniel Gill.

Daniel Gill, CPA
12201 Terraza Cir.
Austin, TX 78726
dgillcpa@gmail.com

Mod Tech Labs

Income Statement
For the period January 1, 2022 to December 31, 2022
Comparison with the period ended January 1, 2021 to December 31, 2021

	January 1, 2022 to December 31, 2022		January 1, 2021 to December 31, 2021
Revenues			
Sales Revenue	$	64,306.84	$ 61,730.81
Returns & Allowances	$	(413.56)	$ -
Other Income	$	4,625.58	$ -
Total Revenues	$	**68,518.86**	$ **61,730.81**
Cost of Sales			
Cost of Service	$	42,053.77	$ 154.21
Total Cost of Sales	$	**42,053.77**	$ **154.21**
Gross Profit	$	**26,465.09**	$ **61,576.60**
Operating Expenses			
Bank & ATM Fee Expense	$	210.00	$ 100.11
Business Meals Expense	$	6,194.80	$ 791.69
Charitable Contributions	$	-	$ 129.99
Computer Equipment Expense	$	2,146.09	$ 3,055.09
Computer and Software Expenses	$	-	$ 391.75
Depreciation Expense	$	8,991.00	$ 13,842.00
Dues and Subscription Expenses	$	498.00	$ 1,456.90
Gas & Auto Expense	$	850.66	$ -
Independent Contractor Expense	$	4,873.50	$ 3,674.85
Insurance Expense - Business	$	4,061.30	$ 3,614.09
License & Fee Expense	$	579.40	$ -
Marketing & Advertising Expense	$	985.08	$ 2,313.18
Merchant Fees Expense	$	691.29	$ -
Nondeductible Expenses	$	493.13	$ -
Office Equipment and Peripherals	$	-	$ 1,216.67
Office Kitchen Expense	$	862.95	$ -
Office Supply Expense	$	1,721.12	$ 192.61
Parking & Tolls Expense	$	394.87	$ -
Payroll Expense - Administration	$	666.84	$ 1,010.05
Payroll Expense - Payroll Tax	$	2,663.25	$ 9,419.74
Payroll Expense - Salary & Wages	$	28,500.00	$ 150,998.89
Phone & Internet Expense	$	4,600.70	$ 1,654.05
Postage	$	-	$ 95.38
Professional Service Expense	$	9,237.20	$ 9,018.55
Publication/Subscription Expense	$	102.92	$ -
Recruiting & HR Expense	$	106.59	$ -
Rent Expense	$	-	$ 52,898.27
Research & Development Expense	$	308.16	$ -
Software & Web Hosting Expense	$	8,503.38	$ 20,189.61
Staffing	$	-	$ 14,999.99
Taxes Paid	$	(930.00)	$ -
Training & Education Expense	$	983.31	$ 4,498.10
Travel & Transportation Expense	$	9,803.51	$ 1,273.96
Total Operating Expenses	$	**98,099.05**	$ **296,835.52**
Total Expenses	$	**140,152.82**	$ **296,989.73**
Net Income (Loss)	$	**(71,633.96)**	$ **(235,258.92)**

See accompanying Notes.

Prepared by Daniel Gill.

Daniel Gill, CPA
12201 Terraza Cir.
Austin, TX 78726
dgillcpa@gmail.com